Writer’s Direct Dial: +33.1.40.74.69.24 E-Mail: jbrinitzer@cgsh.com

August 17, 2010

VIA EDGAR AND HAND DELIVERY Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4631 Washington, D.C. 20549-4631 Attention: Terence O’Brien
Re:	ArcelorMittal
Form 20-F for the Year Ended December 31, 2009, filed February 12, 2010
Form 6-K furnished July 28, 2010
File No. 333-146371

Dear Mr. O’Brien:

We are in receipt of your letter dated August 3, 2010 to ArcelorMittal (“ArcelorMittal” or the “Company”) further to the Company’s response letter dated July 21, 2010 and its above-referenced Form 20-F and Form 6-K.  This letter sets forth ArcelorMittal’s response to these additional comments.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, the text of which we have incorporated into this response letter for convenience.

Form 20-F for the Fiscal Year Ended December 31 2009

General

1.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Securities and Exchange Commission p. 2

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the Staff’s comment and provides this statement through counsel at the close of this response letter.

Note 2:  Summary of Significant Accounting Policies, page F-15

Goodwill and negative goodwill, page F-16

2.
We note that you test goodwill for impairment at your operating segment level, which you note is the lowest level at which goodwill is monitored by management.  Please confirm to us that the segment managers of your operating segments, as defined in paragraph 9 of IFRS 8, do not receive financial information at a level below the operating segments, as defined in paragraph 5 of IFRS 8.  Otherwise, please tell us how you determined that the lowest level management monitors goodwill is the operating segment level.

The Company acknowledges the Staff’s comment.  The Company informs the staff that the segment managers, as defined in paragraph 9 of IFRS 8, Operating Segments, receive financial performance information at a cash-generating unit or groups of cash-generating units which are at a level below the operating segment as defined in paragraph 5 of IFRS 8.    However no monitoring of goodwill occurs below the operating segment level and none of the financial performance information received by the segment managers measure asset performance including goodwill.

In performing its allocation of goodwill, the Company considered the guidance provided in paragraph 80 of IAS 36 Impairment of Assets. As required by paragraph 80, “goodwill…shall…be allocated to each of the…cash-generating units or group of cash-generating units… [which] benefit from the synergies of the combination.”  Paragraph 80 further requires that (a) the allocation represent the lowest level at which goodwill is monitored for internal management purposes and (b) not be larger than an operating segment.   Accordingly, as goodwill is not monitored by management at a level below the operating segment, the Company has concluded that in accordance with IAS 36, the operating segments are the appropriate level for which goodwill should be allocated for purposes of its impairment testing.

Note 9:  Property, Plant and Equipment, page F-40

3.
We note your responses to comments 3 and 14 in our letter dated July 7, 2010.  Specifically, we note that the assets related to the idled operations were written down to salvage value rather that the value in use amount.  Please revise the disclosures you have provided within Note 9 to clarify this point.  Currently, the disclosures indicate that all impairment charges, including those related to the idled assets, was based on the value in use amount.

Securities and Exchange Commission p. 3

The Company acknowledges the Staff’s comments. In response to comment no.3 in the Company’s reply letter dated July 21, 2010, the Company provided additional disclosure with respect to Note 9.  In light of the Staff’s further comment above, the Company will further enhance its disclosure in future filings to clarify that permanently idled assets were written down to their estimated salvage value, as set forth in the italicized text below:

“…as these assets were considered idled based on management decisions and strategic planning and due to the economic downturn at the end of 2008. The facilities in the US were included in the reportable segment Flat Carbon Americas and the others in the reportable segment Long Carbon Americas & Europe.

In 2009, various idle assets were written down to their salvage value as a decision was made to cease all future use (including 92 at ArcelorMittal Galati (coke oven batteries) and 65 at ArcelorMittal Las Truchas (primarily an electric arc furnace, rolling mill, oxygen furnace and wire rod mill).  Accordingly, an impairment loss of 237 was recognized as an expense as part of operating income (loss) in the statement of operations for the year ended December 31, 2009. ArcelorMittal Galati is part of Flat Carbon Europe and ArcelorMittal Las Truchas is part of Long Carbon Americas & Europe.

In connection with management’s annual test of impairment of goodwill as of November 30, 2009, property, plant and equipment was also tested at that date. Management concluded that the value in use of certain of the Company’s property, plant, and equipment was less than its carrying amount due primarily to the economic downturn in 2008 which continued to have an impact on 2009. Accordingly, an additional impairment loss of ~~564~~ 327 was recognized as an expense as part of operating income (loss) in the statement of operations for the year ended December 31, 2009. ~~Management does not expect this trend to continue.~~ The impairment of 327 consisted primarily of the following:

Securities and Exchange Commission p. 4

Cash-Generating Unit	Reportable Segment	Impairment Recorded	2008 Pre-Tax Discount Rate	2009 Pre-Tax Discount Rate	Carrying Value as of December 31, 2009
ArcelorMittal Tubular Products Roman	Long Carbon Americas & Europe	65	14.6%	16.9%	30
ArcelorMittal Hunedoara SA	Long Carbon Americas & Europe	38	13.9%	14.5%	33
ArcelorMittal Annaba Spa	Long Carbon Americas & Europe	17	13.9%	15.1%	223
ArcelorMittal Tubular Products Marion Inc.	Long Carbon Americas & Europe	16	15.5%	19.0%	6
ArcelorMittal Tubular Products Brampton	Long Carbon Americas & Europe	12	13.4%	16.0%	3
ArcelorMittal Tubular Products Iasi SA	Long Carbon Americas & Europe	12	14.6%	16.9%	13
JSC ArcelorMittal Tubular Products Aktau	Long Carbon Americas & Europe	10	17.7%	17.1%	13
ArcelorMittal Construction	AMDS	117	12.5%	14.3%	435

~~•~~
~~237 of various idle assets (including 92 at ArcelorMittal Galati (coke oven batteries) and 65 at ArcelorMittal Las Truchas (primarily an electric arc furnace, rolling mill, oxygen furnace and wire rod mill)~~

~~•~~	~~122 of various tubular product operations (primarily 65 at ArcelorMittal Tubular Products Roman, using a pre-tax discount rate of 16.9% in 2009 (14.9% in 2008)~~

Securities and Exchange Commission p. 5

~~•~~	~~172 of other impairments (primarily 117 at ArcelorMittal Construction in France, using a pre-tax discount rate of 14.3% in 2009 (12.5% in 2008)~~

~~ArcelorMittal Galati, ArcelorMittal Tubular Products Roman and ArcelorMittal Construction were included in the Flat Carbon Europe, Long Carbon Americas & Europe and Steel Solutions and Services reportable segments, respectively.~~

The carrying amount of property, plant and equipment…”

Form 6-K Furnished on July 28, 2010

4.
We note your presentation of EBITDA on a consolidated basis, at the reportable segment level and by geography in your news release for the June 30, 2010 quarterly results.  In future filings, please ensure that your presentation of these non-GAAP measures fully comply with the presentation and disclosure requirements of Item 10(e) of Regulation S-K.  Specifically, it appears EBITDA has been given greater prominence than net income presented in accordance with IFRS.  Please also provide a reconciliation of EBITDA presented on a consolidated basis, at the reportable segment level and by geography to net income presented in accordance with IFRS for each presentation level.  Refer to Questions 103.01 — 103.02 of the SEC Compliance and Disclosure Interpretations:  Non-GAAP Financial Measures for guidance.  Finally, please provide investors with an understanding as to the purpose of the presentation of the non-GAAP measures and why management believes the presentations are useful.  To the applicable, please also disclose the purposes for which management uses the non-GAAP measures.  Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 106.03 of the SEC Compliance and Disclosure Interpretations:  Non-GAAP Financial Measures for guidance.

The Company acknowledges the Staff’s comment, but respectfully submits that the requirements of Item 10(e) of Regulation S-K do not apply to the above-referenced Form 6-K (the “July 28 6-K”).  The July 28 6-K, containing the Company’s quarterly earnings press release, was “furnished” to the Commission as a periodic report pursuant to Rule 13a-16 and 15d-16 under the Securities Exchange Act of 1934 (the “Exchange Act”), but is not deemed to be “filed” for purposes of Section 18 of the Exchange Act or Item 10(a) of Regulation S-K (Application of Regulation S-K).  Accordingly, the requirements of Item 10(e) do not apply to the July 28 6-K (and we also note that, pursuant to Rule 100(c), the Company is exempt from the requirements of Regulation G).

We also respectfully draw the Staff’s attention to Question 106.021 of the Commission’s Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures, which

______________________

1 Question: A foreign private issuer furnishes a press release on Form 6-K that includes a section with non-GAAP financial measures. Can a foreign private issuer incorporate by reference into a Securities Act registration statement only those portions of the furnished press release that do not include the non-GAAP financial measures?

Answer:  Yes. Reports on Form 6-K are not incorporated by reference automatically into Securities Act registration statements. In order to incorporate a Form 6-K into a Securities Act registration statement, a foreign private issuer must specifically provide for such incorporation by reference in the registration statement and in any subsequently submitted Form 6-K. See Item 6(c) of Form F-3. Where a foreign private issuer wishes to incorporate by reference a portion or portions of the press release provided on a Form 6-K, the foreign private issuer should either: (1) specify in the Form 6-K those portions of the press release to be incorporated by reference, or (2) furnish two Form 6-K reports, one that contains the full press release and another that contains the portions that would be incorporated by reference (and specifies that the second Form 6-K is so incorporated). Using a separate report on Form 6-K containing the portions that would be incorporated by reference may provide more clarity for investors in most circumstances. A company must also consider whether its disclosure is rendered misleading if it incorporates only a portion (or portions) of a press release. [Jan. 11, 2010]

Securities and Exchange Commission p. 6

expressly contemplates a foreign private issuer furnishing a press release on Form 6-K that includes non-GAAP financial measures, provided that such Form 6-K is not incorporated by reference into a Securities Act registration statement.  We note in this respect that the Company’s recent prospectus supplement filing under Registration No. 333-157658 incorporated by reference the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2010 (filed with the Commission on Form 6-K on July 30, 2010), which to our knowledge and belief complies with Item 10(e), rather than the July 28 6-K.  The July 28 6-K is not incorporated by reference into any registration statement.

*                      *                      *                      *                      *

Securities and Exchange Commission p. 7

In connection with the responses set forth above, ArcelorMittal acknowledges that:

(i)  it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)  staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)  ArcelorMittal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to the undersigned (+33-1-4074-6924) or to Simon Clark (+33-1-4074-6854).

Sincerely, /s/ John D. Brinitzer John D. Brinitzer

cc:	Simon Evans, Esq.
(ArcelorMittal)